Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated November 10, 2017

Registration Statement No. 333-220867

PRESS RELEASE

ERYTECH Announces Pricing of Global Offering and

Approval to List on Nasdaq Global Select Market

LYON, France—(BUSINESS WIRE)—Nov. 10, 2017— Regulatory News:

ERYTECH Pharma (Paris:ERYP) (ADR:EYRYY) (“ERYTECH” or the “Company”), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced the pricing of its global offering to specified categories of investors of an aggregate of 5,374,033 new ordinary shares, comprising an offer of 4,686,106 ordinary shares in the form of American Depositary Shares, each representing one ordinary share (“ADSs”), in the United States at an offering price of $23.26 per ADS and a concurrent private placement in Europe (including France) and other countries outside of the United States and Canada of 687,927 ordinary shares at the corresponding offering price of €20 per ordinary share (together, the “Global Offering”), for aggregate gross proceeds of approximately $125 million before deducting underwriting commissions and estimated expenses payable by the Company. In addition, ERYTECH has granted the underwriters a 30-day option to purchase up to 806,104 additional ADSs and/or ordinary shares on the same terms and conditions, representing 15% of the ADSs and/or ordinary shares to be issued by the Company in the Global Offering (the “Over-allotment Option”).

The offering price per ADS in the U.S. offering corresponds to the offering price of €20 per ordinary share (based on the November 9, 2017 exchange rate of €1.1630 per U.S. dollar). The offering price represented a discount of 9.79% from the volume-weighted average price of the Company’s ordinary shares on the regulated market of Euronext Paris during the three trading days preceding the date of determination of the offering price on November 9, 2017 (i.e. November 7, 8 and 9, 2017).

ERYTECH’s ordinary shares are listed on Euronext Paris under the ticker symbol “ERYP”. ERYTECH’s ADSs have been approved for listing on the Nasdaq Global Select Market under the ticker symbol “ERYP” and are expected to begin trading on November 10, 2017.

Following closing of the Global Offering, which is expected to occur on or about November 14, 2017, subject to customary conditions, the Company will have issued 5,374,033 ordinary shares (including ordinary shares in the form of ADSs) representing 31% of the share capital of the Company after completion of the transaction and the total issued share capital of the Company will be 17,119,681 ordinary shares (including ordinary shares in the form of ADSs). In case of exercise of the Over-allotment Option, the Company will issue a maximum of 806,104 new shares (including ordinary shares in the form of ADSs) representing 4.7% of the share capital.

The Company expects to use the net proceeds from the Global Offering as follows :

•	approximately €42 ($50) million to conduct its planned pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line metastatic pancreatic cancer in the United States and Europe;

•	approximately €17 ($20) million to conduct its planned pivotal Phase 3 clinical trial of eryaspase as a first-line treatment of acute lymphoblastic leukemia (“ALL”);

•	approximately €17 ($20) million to advance the development of eryaspase and potential follow-on products for other indications;

•	approximately €4 ($5) million to fund overall development of its ERYCAPS platform technology and other preclinical development programs; and

•	the remainder for working capital and other general corporate purposes.

The Company’s share capital before and after the completion of the Global Offering is as follows:

	Before the Global Offering			After the Global Offering and before exercise of the Over-Allotment Option
SHAREHOLDERS	Number of shares	% of the share capital	% of the voting rights	Number of shares	% of the share capital	% of the voting rights
MANAGEMENT AND EMPLOYEES	2,360	0.02%	0.03%	2,360	0.01%	0.02%

FINANCIAL INVESTORS	1,018,212	8.67%	15.31%	1,018,212	5.95%	10.91%
AURIGA Ventures III FCPR(*)	1,018,212	8.67%	15.31%	1,018,212	5.95%	10.91%

RECORDATI ORPHAN DRUGS	431,034	3.67%	6.48%	431,034	2.52%	4.62%

DIRECTORS	10,303	0.09%	0.14%	10,303	0.06%	0.10%

OTHER SHAREHOLDERS	161,836	1.38%	1.94%	161,836	0.95%	1.38%

NOMINATIVE SUB-TOTAL	1,623,745	13.82%	23.89%	1,623,745	9.48%	17.02%

Treasury shares	2,500	0.02%	0.00%	2,500	0.01%	0.00%

FINANCIAL INVESTORS	1,808,268	15.40%	13.60%	4,495,285	26.26%	24.07%
Baker Bros Advisors LP	1,808,268	15.40%	13.60%	4,495,285	26.26%	24.07%

Free float	8,311,135	70.76%	62.51%	10,998,151	64.24%	58.91%

BEARER SHARES SUB-TOTAL	10,121,903	86.18%	76.10%	15,495,936	90.52%	82.98%

TOTAL	11,745,648	100.00%	100.00%	17,119,681	100.00%	100.00%

(*)	Based on the latest available shareholding statement and information available, AURIGA Partners also holds 129,310 shares in bearer form, thereby making its aggregate ownership interest in the Company 9.77% of the Company’s outstanding share capital and 16.28% of the Company’s voting rights before the Global Offering and 6.70% of the Company’s outstanding share capital and 11.60% of the Company’s voting rights after the Global Offering and before exercise of the Over-Allotment Option.

On an illustrative basis, a shareholder holding 1% of the Company’s share capital before the issuance and who did not participate in the Global Offering will now hold a stake of 0.69% after the transaction.

As announced previously, the Global Offering benefited from the support of the Company’s shareholders, corresponding to an aggregate amount of approximately €66 million, representing 62% of the Global Offering. More specifically, Baker Bros Advisors LP participated to the Global Offering for an amount of approximately €53 million, representing 50% of the Global Offering.

In relation to the Global Offering, the Company has entered into a lock-up agreement, which contemplates a 90-day standstill period on future share issuances from the date of the U.S. prospectus, and the Company’s officers and directors have also entered into lock-up agreements restricting disposals of the shares they currently own for the same period, in each case, subject to certain customary exceptions and waiver by the joint book-running managers.

Jefferies LLC is acting as global coordinator and joint book-runner for the Global Offering. Cowen and Company, LLC is acting as joint book-runner and JMP Securities LLC is acting as lead manager for the offering of ADSs in the United States. ODDO BHF SCA is acting as joint book-runner for the private placement of the Company’s ordinary shares in Europe.

The Over-allotment Option may be exercised at any time in whole or in part upon notice by the underwriters to the Company, which notice may be given at any time from today to December 8, 2017. In connection with the Global Offering, Jefferies LLC, acting as stabilizing manager may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and any stabilization action, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the regulated market of Euronext Paris and/or the Nasdaq Global Select Market.

The issuer has filed a registration statement including a prospectus with the SEC for the global offering to which this communication relates, which registration was declared effective on November 9, 2017. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the global offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Jefferies LLC at (877) 821-7388 or from Cowen and Company, LLC at (631) 274-2806.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on the regulated market of Euronext Paris pursuant to a listing prospectus subject to a visa application with the Autorité des Marchés Financiers (“AMF”) and comprising the 2016 Reference Document (Document de Référence) of the Company registered with the AMF on March 31, 2017 under number D. 17-0283, the Actualization of the 2016 Reference Document registered with the AMF on October 6, 2017 under number D. 17-0283-A01 (Actualisation du Document de Référence) and a Securities Note (Note d’opération), including a summary of the prospectus. Copies of the 2016 Reference Document and in its Actualization are available free of charge at the Company’s principal offices located at Bâtiment Adénine, 60 Avenue Rockefeller, 69008 Lyon, France, on the Company’s website and on the website of the AMF.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the expectations regarding the closing of the Global Offering and ERYTECH’s anticipated use of proceeds therefrom, ERYTECH’s clinical development plans, business and regulatory strategy, and the anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Documents filed by ERYTECH with the AMF and the U.S. Securities and Exchange Commission, also available on ERYTECH’s website describe such risks and uncertainties. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering nor an invitation to solicit the interest of the public in France, the United States, or in any other jurisdiction, in connection with any offer.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This announcement is not an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2-II of the French Monetary and Financial Code to (i) providers of third party portfolio management investment services, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-1 to D. 411-4 and D. 754-1 and D. 764-1 of the French Monetary and Financial Code.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This document does not constitute an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States or any other jurisdiction where such offer may be restricted. The securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an applicable exemption from registration requirements under the Securities Act.

CONTACTS

ERYTECH Naomi Eichenbaum Director of Investor Relations	The Ruth Group Lee Roth Investor relations Kirsten Thomas Media relations	NewCap Julien Perez Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 +1 917 312 5151 naomi.eichenbaum@erytech.com	+1 646 536 7012 lroth@theruthgroup.com +1 508 280 6592 kthomas@theruthgroup.com	+33 1 44 71 98 52 erytech@newcap.eu

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